August 14, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
Issuer CIK: 0001587982
Issuer File Number: 333-191476/811-22894
Form Type: 8-A12B
Filing Date: August 14, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Tradr 2X Short AXTI Daily ETF, Tradr 2X Short COHR Daily ETF, Tradr 2X Long LWLG Daily ETF, and Tradr 2X Short META Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications